SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of August, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



               RYANAIR SAYS ARRIVEDERCI TO ALITALIA'S HIGH FARES
        RYANAIR GUARANTEES TO FIGHT FOR LOW FARES FOR ITALIAN CONSUMERS

Ryanair, Europe's No.1 low fares airline, today ( 10th August 04) criticised the Italian authorities over their attempt to prop-up the failed national carrier Alitalia and prevent ordinary Italian consumers accessing low fares.

The move, which according to ENAC (Italian Civil Aviation Authority) Chairman, Vito Riggio "has been authorised by the European Union", is a blatant attempt to pervert competition in the Italian market by preventing any carrier selling tickets for less than the high fares of Alitalia.

Speaking today, Ryanair's Head of Regulatory Affairs, Jim Callaghan said:

"The Italian authorities are more interested in pumping millions of Euro into the failed Alitalia than providing competition and low fares for ordinary Italian consumers. Italian consumers are being ripped-off by Alitalia's high fares with the governments blessing and active support.

It is outrageous that such a move is "authorised by the EU" because it means the EU is actively supporting reduced competition and allowing the Italian authorities to artificially keep prices high for Italian consumers - a move that is ant0-competitive and anti-consumer. This latest lunacy comes weeks after the European Commission authorised even more State Aid to the failed Italian national carrier, indicating the double standards of the EC regarding national airlines. It's one rule for the Italians and another rule for everyone else.

Our message to Italian consumers is clear - Ryanair will continue to offer Italian consumers and visitors Europe's lowest air fares - the same low fares enjoyed by millions of people in 16 other European countries."

Ends:                          Tuesday, 10th August 2004

For further information:
Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  10 August 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director